1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated June 9, 2006

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2006/06/09

Chunghwa Telecom Co., Ltd.

By:	/s/ Hank H. C. Wang
Name:	Hank H. C. Wang
Title:	Senior Managing Director
Finance Department

Exhibit

Exhibit	Description
1.	Announcement on 2006/05/24: To clarify news of Chunghwa Telecom, Dopod and Microsoft Customized mobile phone partnership Agreement

2.	Announcement on 2006/05/30: To Announce Important Resolutions of Chunghwa Telecom shareholders’ Meeting for the year 2006

3.	Announcement on 2006/06/05: The Board of Directors of Chunghwa Telecom today approved to invest Chief Telecom Inc.

4.	Announcement on 2006/06/06: Clarification of China Times’ report about Chunghwa Telecom to acquire Senao’s stock of NT$2 billion

5.	Announcement on 2006/06/09: Chunghwa Telecom announced its revenue of NT$15.01 billion for May 2006

6.	Announcement on 2006/06/09: May 2006 sales

EXHIBIT 1

To clarify news of Chunghwa Telecom, Dopod and Microsoft Customized mobile phone partnership Agreement

Date of events: 2006/05/24

Contents:

1.	Name of the reporting media: China Times

2.	Date of the report: 2006/05/24

3.	Content of the report: The partnership Agreement of Chunghwa Telecom, Dopod and Microsoft on Customized mobile phone.

4.	Summary of the information provided by investors: Nil

5.	Company’s explanation of the reportage or provided information: The Company announced the cross industry partnership of customized mobile phone. The details about partnership are still under negotiation.

6.	Countermeasures: Nil

7.	Any other matters that need to be specified: Nil

EXHIBIT 2

To Announce Important Resolutions of Chunghwa Telecom shareholders’ Meeting for the year 2006

Date of events: 2006/05/30

Contents:

1.	Date of the shareholders’ meeting: 2006/05/30

2.	Important resolutions:

1.	Recognizing the Company’s operation reports and financial statements for the year 2005.

2.	Recognizing the Company’s distributions of earnings for the year 2005. The cash dividend is NT$4.3 per share and stock dividend is NT$0.2 per share.

3.	Approving the proposal of the amendment to the ordinance of the Company’s Shareholders’ Meeting.

4.	Approving the proposal that the Company increases the capital through earnings via the issue of new shares.

5.	Approving the proposal of the amendment to the Company’s Articles of Incorporation.

6.	Approving the proposal of the amendment to the Company’s Procedures for Acquisition or Disposition of Assets.

7.	Approving the proposal to disburse remunerations to the Company’s directors and supervisors.

3.	Endorsement of the annual financial statements (indicate “yes” or “no”): yes.

4.	Any other matters that need to be specified: Nil.

EXHIBIT 3

The Board of Directors of Chunghwa Telecom today approved to invest Chief Telecom Inc.

Date of events: 2006/06/02

Contents:

1.	Date of occurrence of the event: 2006/06/02

2.	Name of the company: Chunghwa Telecom Co., Ltd.

3.	Relationship to the company (listed company or affiliated company): Listed company.

4.	The shareholding ratios of mutual holding: NA

5.	Cause of occurrence: The Board of Directors of Chunghwa Telecom today approved to invest more than 50% shares of Chief Telecom Inc.

6.	Countermeasures: NA

7.	Any other matters that need to be specified: NA

EXHIBIT 4

Clarification of China Times’ report about Chunghwa Telecom to acquire Senao’s stock of NT$2 billion

Date of events: 2006/06/06

Contents:

1.	Name of the reporting media: China Times

2.	Date of the report: 2006/06/06

3.	Content of the report: Chunghwa Telecom will acquire Senao’s stock of NT$2 billion

4.	Summary of the information provided by investors: None.

5.	Company’s explanation of the reportage or provided information: The investment is still under evaluation.

6.	Countermeasures: None.

7.	Any other matters that need to be specified: None.

EXHIBIT 5

Chunghwa Telecom announced its revenue of NT$15.01 billion for May 2006

Date of events: 2006/06/09

Contents:

1.	Date of occurrence of the event: 2006/06/09

2.	Name of the company: Chunghwa Telecom Co., Ltd.

3.	Relationship to the company (listed company or affiliated company): Listed company.

4.	The shareholding ratios of mutual holding: None.

5.	Cause of occurrence: Chunghwa Telecom’s revenue for May 2006 was NT$15.01 billion. For the first five months, the internal figures for accumulative revenue were NT$75.1 billion, accumulative income from operations were NT$24.6 billion, accumulative net income was NT$18.1 billion and EPS was NT$1.90.

6.	Countermeasures: None.

7.	Any other matters that need to be specified: None.

EXHIBIT 6

Chunghwa Telecom

Jun 9, 2006

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of MAY 2006

1)	Sales volume (NT$ Thousand)

Period	Items	2006	2005	Changes	%
MAY	Invoice amount	17,204,005	16,994,489	209,516	1.23%
Jan -MAY	Invoice amount	85,927,767	86,292,263	-364,496	-0.42%
MAY	Net sales	15,010,567	14,843,786	166,781	1.12%
Jan -MAY	Net sales	75,119,536	74,164,147	955,389	1.29%

b	Trading purpose : None